
February 3, 2011

Vincent Browne
Chief Executive Officer
Flint Telecom Group, Inc.
7500 College Blvd., Suite 500
Overland Park, KS 66210

> **Re: Form 10-K for the Year Ended June 30, 2010**
> **Filed October 21, 2010, as amended**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 15, 2010, as amended**
>
> **File Number 001-15569**

Dear Mr. Browne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 24

1.   We note your response to comment 19 from our letter dated December 28, 2010. Please revise your disclosure in order to clarify that you will most likely have to increase your number of authorized shares, requiring a shareholder vote, before you would have the ability to raise the full $15 million under the Kodiak financing agreement.

2.   We reissue comment 20 from our letter dated December 28, 2010. We note that you have
        several obligations that are past due and in default. Revise your disclosure to quantify the
        aggregate amount that is past due and currently in default.   Discuss the steps
        management is taking to satisfy these obligations and assess, based upon information
        known to management through discussions with your lenders, the likelihood that the
        company will be able continue as a going concern and satisfy these obligations prior to
        foreclosure and bankruptcy.

Financial Statements

Significant Accounting Policies, page F-13

Revenue Recognition, page F-13

3.   We note your response to comment 12 from our letter dated December 28, 2010. With
        regard to prepaid services segment, more specifically the Phone House business, tell us in
        more detail about your return policy. Tell us if you estimate your sales returns and
        allowances and your basis for your estimates. For all periods presented, provide us a
        schedule of your accrued sales returns as compared to your actual sales returns.

4.   It appears based on your accounting policy that in certain instances you have multiple
        deliverable elements with respect to Flint Prepaid's business. Tell us your accounting for
        multiple deliverables. Refer to your basis in accounting literature. Also, tell us what you
        mean by the statement, "revenue from the sale of calling cards is recognized….when the
        cards are used" and how this complies with SAB 104. How do you know when the cards
        are used?

5.   We note your response to comment 13 from our letter dated December 28, 2010.

        • In your response you state that "Returns are first placed back in Phone House
          inventory for resale to other partners or ultimate return to suppliers if
          appropriate." You also state that "Phone House bears full responsibility for
          inventory purchased from suppliers." These two statements appear to contradict
          each other. Please explain. Also tell us more about your return policy.
        • You further state "you recognize revenues…when activated cards are delivered to
          channel partners…or other distributors." Tell us in detail how you are able to
          recognize revenues. Do you have any further obligations?

Acquisition and Subsequent Disposition of Semotus Solutions, Inc., page F-17

6.   We note your response to comment 16 from our letter dated December 28, 2010. You
        state that you acquired Semotus to "give us access to a new market…" However in the
        Contribution Agreement in which you acquired Semotus, you gave Mr. LaPine an option
        to purchase Semotus back.   Please disclose why the Contribution Agreement would

Vincent Browne
Flint Telecom Group, Inc.
February 3, 2011
Page 3

        contemplate and sanction the sale of Semotus. Also, tell us why the sale price to the related party would be the return of shares that you issued to the same party.

Promissory Notes and Convertible Promissory Notes, page F-23

7.   We note your response to comment 18 from our letter dated December 28, 2010. However, you did not specifically address how you considered ASC 470 with regard to your debt modifications. Please address ASC 470-50 or ASC 470-60 specifically in your response. For example, tell us if the modification qualified for a trouble debt restructuring. If not, tell us if all or part of the debt qualified for a debt extinguishment and why. For example, among other items, you should refer to the 10% test in your analysis.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399 or me at (202) 551-3810 with any other questions.

        Sincerely,

        Larry Spirgel
        Assistant Director

cc: Gregg E. Jaclin, Esq.
       Anslow & Jaclin
       Via Facsimile: (732) 577-1188